United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549



Re:	Comments on Form 10-KSB for the Year Ended December 31, 2004
	Form 10-QSB for the Quarters Ended March 31, 2005,
	June 30, 2005, and September 30, 2005



January 30, 2006



Form 10-KSB for the Year Ended December 31, 2004


General

1. Please incorporate your responses to comments 1, 4, 5, 7, 8, 15, 20, 25, 26, 28, 29, 30, and 33 contained in your correspondence dated November 16, 2005 to us in your 2005 Form 10-KSB. We may have further comments after review of your 2005 Form 10-KSB.

RESPONSE:

SurgiLight agrees to incorporate the above referenced disclosures.


Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues

2. Please refer to prior comment 6. We note from your response that you did not reflect the payment of an FDA deposit that was previously paid by a shareholder onyour behalf. Therefore, since the funds from the return of the deposit were not repaid to the shareholder but were applied to the obligation under the Merrill Lynch line of credit, the funds originally obtained from the shareholder should be reflected as a capital contribution to you or as a loan. Please revise your 2004 financial statements to reverse the amount shown as other income and record a loan payable to the shareholder or as an increase to additional paid-in capital if the funds will not be repaid to the shareholder.

RESPONSE:

The Company was unaware of the existence of the FDA deposit prior to be informed of the pending refund to the Company. The Company subsequently recorded the receipt of the deposit as income as (i) no deposit was recorded on the Company's records, and (ii) the Company had previously written off as bad debt a $158,000 obligation from that specific shareholder to the Company. The Company remains in current litigation against the shareholder seeking both recovery of the balance of the remaining bad debt and against indemnity provisions.


3. You state in your response to prior comment 6 that you entered into agreements with several of your vendors to settle your outstanding obligations in full at discounted terms. Please revise your 2004 financial statements to reflect these settlements as a reduction to the expense line item that you originally recorded the vendor obligation within your consolidated statement of operations and not as other income.

RESPONSE:

The Company recorded revenue for all settlements of vendor liabilities as the obligations were incurred for services prior to January 1, 2004. Therefore, there was no current year activity in those specific accounts that could have been offset by such recording. It is not an accepted accounting policy of the Company to record negative balances in expense account line items.


4. Please refer to prior comment 5. As previously requested, please revise your MD&A discussion to describe the items included in cost of revenues and identify the factors that contributed to the significant margins you have recorded on your sales. For example, we note that the inventory on hand was acquired from Premier Lasers in 2000 and that the items were reported at the value you paid which was also Premier's carrying value for the inventory.

RESPONSE:

Due to the bargain-purchase of the inventory from Premier Laser Systems in 2000 and 2001, the Company has been able to maintain a fixed cost of goods sold per unit. Units included as part of the 2000 purchase agreement are recorded at the lower of cost or market at $20,000. Units included as part of the 2001 purchase agreement are recorded at the lower of cost or market at $15,000. Additional costs of freight, accessories, and testing are included in cost of goods sold as incurred.

As part of the two bargain-purchase agreements, the Company purchased enough raw material components to produce the equivalent of another
250 units. Those components are recorded at the lower of cost or market and comprise the smaller portion of the entire bargain-purchase. The Company expects to incur an additional assembly and testing fee of $8,000 - $10,000 per unit to assemble those components once the finished goods inventory is exhausted, which is estimated to be during the next 2 - 3 years.


5.  We re-issue our prior comment 9 in its entirety.

	9. We note that you present common stock issued for the conversion of your outstanding debentures as a cash flow from financing activities within your consolidated statements of cash flows. Revise to remove that non-cash transaction from your consolidated statements of cash flows and supplementally disclose in the schedule following your cash flow statements. Refer to paragraph 32 of SFAS 95.

RESPONSE:

The Company has historically treated the payment of legal services with common stock issuance as a reconciling item in the operations section of the cash flow statement. Note that the payments in equity are for legal services performed in prior years that had been recorded as operational expenses with corresponding accounts payable balances.


Notes to Consolidated Financial Statements

Note 1.  The Company and Summary of Significant Accounting Policies

(g) Inventory

6. Please refer to prior comment 11. We note that in assessing your inventory for obsolescence you look to your contracts with current distributors which require minimum purchase agreements. Tell us and disclose the significant terms of your distributor arrangements including the nature and level of the minimum purchase commitments, return policy, and term. Also, tell us and disclose the methodology used by management to evaluate your inventory for obsolescence.

7. Please refer to prior comment 12. We note that you have recognized sales of $139,000 and costs of sales of $23,000 during the nine months ended September 30, 2005. It is unclear to us how the required minimum purchase commitments with your distributors translates or becomes sales to you. Please provide to us a schedule by distributor that details the sales price and the number of units to be purchased over the next three years which is supported by the arrangement with each distributor. Please disclose if your distributors have historically met their minimum purchase obligations. We may have further comments after receiving your response.

8. We note your response to comment 13. We will continue to evaluate the information provided after receiving your response to comments 6 and 7 above.

RESPONSE:

As a matter of practice, the Company refers both to sales quotas in our distributor contracts and to our own sales projections for other geographic territories when projecting current and future sales and related inventory consumption. In reality, the Company has had difficulty meeting sales projections because current distributors have not met the established sale quotas and developing new markets has taken longer than anticipated, both from regulatory and economic perspectives. Additionally, past sales are not an accurate projection of current or future sales in the medical device or medical laser market. This is because the Company continues to receive additional regulatory approvals expanding the market in which it can sell. For example, in February 2005, the Company received CE approval, began contacting European distributors in September 2005, has begun signing its new distributor agreements during January 2006, and should see it sales from these new markets shortly hereafter.

The following table provides the significant distributor terms:

            Contract    Purchase    Year 1   Year 2   Year 3   Year 4
 Country      Date        Price     Quota    Quota    Quota    Quota
 -------   ---------    --------    ------   ------   ------   ------
 Italy     Dec. 2004    $139,000       4        5        6        -
 Korea     Feb. 2004    $100,000      10       10       10        10
 China     Aug. 2003    $100,000      10       20       30        20
 Mexico1   Dec. 2001    $139,000       6        8        8        -
 Mexico2   Dec. 2004    $139,000       3        5        8	  -
 Canada    Aug. 2003    $139,000       2        3        5        -
 France    June 2004    $139,000       6        6        8        -


It is the Company's accounting policy that the cost of any goods, which will not be sold within a one-year sales cycle, should be carried as long-term inventory unless it is obsolete. Since the inventory is not obsolete (the technology remains cutting edge as determined by independent outside testing and patent protected) and the Company has distributor contracts requiring it to be purchased over specific periods beyond the current sales cycle, that specific portion of the inventory is classified as a long-term asset.


(m) Revenue Recognition

9.  We re-issue comments 17 and 18 in their entirety.

	17. Please tell us and revise to clarify the point in the earnings process at which you recognize revenue related to your equipment sales (for example, upon shipment). Tell us if you have any post shipment obligations.

RESPONSE:  The following revision has been added:

The Company recognizes revenue from the sale of its products and services in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). Under this standard, revenue is generally recognized when the following four criteria are met:
  1. Persuasive evidence of an arrangement exists;
  2. Delivery has occurred or services have been rendered
       (shipment has occurred);
  3. Our selling price is fixed or determinable; and
  4. Collectibility is reasonably assured.

Any payments received from the customer prior to these events occurring are classified as customer deposits in the accompanying balance sheet. The Company does not have any post shipment obligations nor does it accept customer returns on shipments.


	18. We note from your disclosures throughout the filing that you entered into arrangements to sell your products through international distributors. Explain to us the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Tell us if you grant price concessions to your distributions and if so, explain to us how you account for price concessions. Please expand your policy for revenue recognition to include the accounting for distributor arrangements.

RESPONSE:

Each distributor may pays a license fee for exclusive rights in a country or may purchases an initial supply of inventory. If the distributor pays a license fee, this license fee is recorded as a deposit against future purchases. If the future purchases are made timely, the purchase price per system is reduced by the amount of the deposit until the deposit balance is exhausted, otherwise the distributor forfeits the license fee and it is recorded as revenue.

The distributor commits to certain minimum purchases over a 3 - 4 year period. If the purchases are not made, the distributor forfeits the agreement and his exclusivity. The distributor is responsible for regulatory approval in a specific country, marketing, sales, installation and service. Distributors are also required to collect a per procedure royalty from the customer.

The Company's only obligation related to each specific laser shipment is to provide warranty protection for a one-year period and sales and product training to the distributors annually.

Our list pricing is $190,000 internationally. The standard distributor transfer price is $139,000. This price may be reduced as low as $100,000 for volume purchases. Volume purchase requirements are determined by the size of the country. This pricing is determined in the distributor agreement based on the forecasted sales. The revenue is then booked at the price specified on the purchase order and in the distributor agreement.


Note 5.  Intangible Assets

10. Please refer to prior comment 22. Please revise your 2004 financial statements to classify the loan costs as deferred loan fees and to present the related amortization as part of interest expense. Also, the write-off of loan costs of $97,500 during 2004 should be reflected within interest expense.

RESPONSE:

The Company agrees to the revision.


Note 8.  Note Payable and Convertible Debentures

11. Please refer to prior comment 23. We continue to believe that the $1,088,154 of convertible debentures issued to Global Emerging Markets should be classified as short-term at December 31, 2004 since you are in default under these arrangements. As such, please revise your 2004 financial statements to reflect such debt as short-term.

RESPONSE:

In Note 10 we indicate: "At December 31, 2004, the debenture has been partially converted leaving a note payable liability balance of $1,088,154. That note payable is only convertible into shares of common stock when sufficient shares become authorized and available. Since the note payable cannot be satisfied using short-term assets, it is not considered to be a short-term liability. In the accompanying Balance Sheet we record this item as "Debt to be converted to equity" at $1,088,154.

The unconverted portion is accruing interest at 8% and this interest will also be converted to equity. There are no additional penalties and this is discussed in Note 10. For your reference, we have presented Note 8, Note 10, the line item from the Balance Sheet, the quoted portion of Note 4, and Recent Developments related to GEM from Part 1, for further explanation of this issue.


Note 10.  Stockholder's Equity

12. Please refer to prior comments 24 and 27. You indicated to us that you have not sent in a formal response with the Office of Chief Accountant. Therefore, we are re-issuing our prior comments 24 and 27 in its entirety.

RESPONSE:

This issue was discussed with SEC staff during the telephone conference on Monday, January 30th. SEC staff is further reviewing this comment.


Form 10-QSB for the Quarterly Period Ended September 30, 2005

Item 1.  Condensed Financial Statements

Condensed Statements of Operations

13. Please refer to prior comment 31. Please revise your 2005 financial statements to describe the following in connection with the licensing arrangement entered into with Biolase:
 * The nature and term of the licensing arrangement.
 * The required payments of licensing fees and royalties under the arrangement.
 * Your revenue recognition policy of licensing fees. Within your disclosure, include why immediate recognition of the licensing fee was appropriate.
 * Disclose the nature of any continuing involvement by you with the patents that are being licensed to Biolase other than maintaining and defending the patents.


RESPONSE:

The parties entered into the License Agreement to license certain patents to Biolase that are currently owned or licensed by the Company. The initial term is for five years and provides a co-exclusive, fully paid, worldwide, royalty-free license in the Presbyopia or Ophthalmology field of use. After the initial five-year period expires, the Agreement provides for a non-exclusive, worldwide license to the specific patent until the patents expire.

The payment terms are as follows:
  1. At contract date			$1,800,000
  2. At one year anniversary		   100,000
  3. At two thru five year anniversaries    25,000

The Company recorded current revenue of $1.9 million for the initial payment received and for the one-year anniversary payment. The
Company incurred no obligation to refund any portion of the one-time payment nor does it have any obligation to perform additional services under the Agreement except for continuous prosecution and maintenance of the patents. It should also be noted that Biolase has recorded this transaction on its financial statements as a one-time payment for research and development expenses.


14. We note you recognized other income of $268,047 during the nine months ended September 30, 2005. Please indicate in a footnote to the financial statements the nature of these other income items.

RESPONSE:

The other income recorded during the nine-month can be summarized as follows:
   * Receipt of litigation settlement   	$100,000
   * Rental income     		                     500
   * Royalty income    		                   3,492
   * Settlement of note payable	                  82,021
* Settlements of prior year vendor payables	  82,034

The Company is recording the litigation settlement as progress payments are being received. Remaining payments of $100,000 and $25,000 are due
to be paid to the Company in 2006 and 2007 respectively.    All other
items noted above are one-time events.


Notes to Condensed Financial Statements

Note 1.  Business and Basis of Presentation

15. Please refer to prior comment 32. We note that you state "In July 2004, the Company was contacted by the U.S. Department of the Treasury who is investigating a shipment to Iran in 2000 by the founder of the Company." We note that you have not updated the disclosure since it first appeared in the Form 10-KSB for the quarter ended June 30, 2004, and that your 2004 Form-10-KSB does not include any disclosure about the inquiry regarding Iran. Please describe to us in more detail the communications you have has with the Department of the Treasury regarding this matter, including the particular office that contacted you, the dates and nature of any information requests, and the nature and status of any outstanding requests or communications.

16. Please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, including the shipment that is the subject of the Treasury Department inquiry. Your response should include the amount of revenue generated by such contacts. Advise whether any products or services you have provided ort plan to provide have military uses.

17. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, address for us the materiality to you of your contacts with Iran, and whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension funds invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries designated as state sponsors of terrorism.

RESPONSE:

On July 2, 2004 the Company received an inquiry from the Office of Foreign Assets Control, U.S. Department of the Treasury, Enforcement Division regarding a potential shipment of a Scan-195 laser to Iran on or about the period March, 2000. The Company filed its response to the letter on July 28, 2004. This has been the only communication and correspondence between the Company and the Treasury Department regarding this matter.

In that response, the Company stated: And since Dr. Lin kept many Company records at his home and has refused to produce them to us, we have no way of determining what specifically might have happened or been delivered to Iran. In any event, no such actions were known, or permitted by, our Board.

It remains the Comapny's contention that the only persons who have details of this transaction are former CEO J.T. Lin and his wife.

At this date, there are no outstanding requests to the Company for further information. Nor does the Company anticipate any further communication regarding this matter. As always, if such communication does occur, the Company will cooperate fully and provide any further information to aid the Treasury Department with this inquiry.

The Company does not believe that this isolated instance performed by former management constitutes a material investment risk for past, present or future shareholders. Further, current management operates under an established ethics code which prohibits any further such activity. Finally, the Company, to its best belief, is in compliance with all applicable laws and regulations in markets in which it operates.


18. Please provide all three acknowledgements in the form requested detailed at the end of this letter and include these within a signed letter dated and signed by you.

RESPONSE:

Letter of acknowledgement filed and accepted on EDGAR as a correspondence submittal on Friday, January 27, 2006.



      Stuart Michelson
/s/-----------------------
Stuart Michelson, CFO
February 2, 2006